Exhibit 23.4

CONSENT OF WRIGHT & COMPANY, INC.

As independent petroleum consultants, Wright & Company, Inc. hereby consents to the incorporation by reference in the Registration Statements on Form S-8 (File No. 333-213979) and Form S-1 (No. 333-214709) of Penn Virginia Corporation of information from our reserves report titled Evaluation of Oil and Gas Reserves, To the Interests of Penn Virginia Corporation, In Certain Properties Located in Various States, Pursuant to the Requirements of the Securities and Exchange Commission, Effective January 1, 2015, Job 14.1649, and dated January 9, 2015, and all references to our firm included in or made a part of the Penn Virginia Corporation Annual Report on Form 10-K to be filed with the Securities and Exchange Commission on or about March 16, 2017.

Wright & Company, Inc.
TX Firm Reg. No. F-12302

/s/ D. Randall Wright
By:	D. Randall Wright
President
Brentwood, Tennessee
March 16, 2017